August 14, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn: Mr. Thomas Jones

Re:	Genasys Inc. Registration Statement on Form S-3 Filed August 10, 2020 File No. 333-243703 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Genasys Inc., a Delaware corporation (the “Registrant”) respectfully requests that the effective date of the above-referenced Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) be accelerated so that it may become effective at 5:00 p.m. (EST) on Tuesday, August 18, 2020, or as soon thereafter as practicable.

The Registrant also requests that it be notified of such effectiveness by a telephone call to its outside counsel, Joshua E. Little, of the law firm Durham Jones & Pinegar, P.C., at (435) 986-7609, and that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to its outside counsel via facsimile at (435) 628-1610 or by email at jlittle@djplaw.com.

Sincerely,

Genasys Inc.

/s/ Dennis D. Klahn

Dennis D. Klahn

Chief Financial Officer